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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05041223

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ACA Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 47th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward U. Gilpin 212-375-2012
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
178

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

50

AFFIRMATION

I, Edward U. Gilpin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ACA Securities, L.L.C., as of December 31, 2004 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title



Notary Public

ROSA M. PARRA
Notary Public, State of New York
No. 01-PA5016433
Qualified in Queens County
Commission Expires July 19, 2005

ACA SECURITIES, L.L.C.
(SEC I.D. No. 8-53337)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
ACA Securities, L.L.C.:

We have audited the accompanying statement of financial condition of ACA Securities, L.L.C. (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of ACA Securities, L.L.C. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2005

ACA SECURITIES, L.L.C.
(A Wholly-Owned Subsidiary of ACA Risk Solutions, L.L.C.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 644,563
Prepaid expenses	11,156
Note receivable	100,000
Accrued interest	14,661
TOTAL ASSETS	$ 770,380

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Income taxes payable	$ 262,244
Intercompany payable	102,404
Total liabilities	364,648
Commitments and contingencies (See Note 6)	
MEMBER'S EQUITY	405,732
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 770,380

See notes to Statement of Financial Condition.

ACA SECURITIES, L.L.C.
(A Wholly-Owned Subsidiary of ACA Risk Solutions, L.L.C.)

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2004

1. DESCRIPTION OF BUSINESS

Organization—ACA Securities, L.L.C. (the "Company") is a wholly-owned subsidiary of ACA Risk Solutions, L.L.C. ("Parent") which is a wholly-owned subsidiary of ACA Capital Holdings Inc. (formerly known as American Capital Access Holdings Limited (Bermuda)). The Company was organized to assist in the private placement of the equity portion of Collateralized Debt Obligations ("CDO") on a riskless principal basis. ACA Securities, L.L.C. does not make markets in any securities or trade or hold securities for its own account.

The Company was established in the State of Delaware on January 19, 2001, and is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - The Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less. Cash and cash equivalents include cash on hand and overnight investments in commercial paper.

Use of Estimates - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the Statement of Financial Condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are prudent and reasonable. Actual results could differ materially from those estimates.

Revenue Recognition - Revenue is derived from placement fees earned in connection with placing collateralized bond obligations on a riskless principal basis. The Company recognizes revenue when services are provided, provided that evidence of an agreement exists, the terms of the agreement are fixed and determinable and collection is probable.

Income Taxes - The Company is a disregarded entity for tax purposes, and its taxable income is included in the Federal and state income tax returns of its Parent. The Federal and state income taxes are calculated as if the Company filed separate tax returns. The Company applies the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

3. NOTE RECEIVABLE

The Company holds a $100,000 promissory note issued by ACA Financial Assets, L.L.C., an affiliated company. The note is due on July 15, 2008, and has an interest rate of 3-month LIBOR plus 4% computed on a 360 day-year-basis which is compounded on each October 15, January 15, April 15 and July 15 of each year. The Company has accrued interest receivable related to the note of $14,661 at December 31, 2004.

4. INCOME TAXES

The Company is a disregarded entity for tax purposes, and its taxable income is included in the Federal and state income tax returns of its Parent. The Federal and state income taxes presented in this section are calculated as if the Company filed separate tax returns. As of December 31, 2004, the Company does not have any differences in the financial statement carrying amounts and tax basis for existing assets and liabilities.

5. RELATED-PARTY TRANSACTIONS

Pursuant to a management-service and cost allocation agreement, ACA Service Corporation, an affiliated company, may charge the Company for providing various services. Such charges include salaries and other compensation, employee related expenses, insurance, travel and entertainment, conferences and association dues, office rent and equipment leasing and administrative services which are allocated to the Company pursuant to this agreement.

In 2004, the Company assisted in the placement of a CDO transaction with an affiliate.

6. COMMITMENTS AND CONTINGENCIES

Contingencies - In the normal course of its business, the Company could be subjected to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. During 2004, the Company was not subject to any litigation or regulatory inquiries.

Risks and Uncertainties - The Company generates a majority of its revenues by placing collateralized bond obligations on a riskless principal basis. As a result, the Company's revenues are transaction based and could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's placement activities and volatility in the securities markets.

7. REGULATORY REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc. and is required to comply with the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"). The Company has elected the aggregate indebtedness method permitted by the Rule which requires that minimum net capital, as defined, be the greater of 6 2/3% of aggregate indebtedness or $5,000. The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Rule may also limit the circumstance's under which the Company may declare dividends. At December 31, 2004, the Company's net capital was $279,915 which was $255,605 in excess of its required minimum net capital of $24,310. The Company's aggregate indebtedness to net capital ratio was 1.30 to 1.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 22, 2005

ACA Securities, L.L.C.
140 Broadway, 47th Floor
New York, NY 10005

In planning and performing our audit of the financial statements of ACA Securities, L.L.C. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above:

> During 2004, the Company did not receive any allocation of expenses from an affiliated company who funded the operations of the Company. Also, the Company did not properly recognize revenue earned from its sole transaction during the year. Upon identification of such items, the Company immediately took appropriate corrective actions which included implementing an expense sharing arrangement and revised its revenue recognition policies and procedures, both of which occurred prior to December 31, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP